Exhibit 77(c)

                Matters Submitted to a Vote by Security Holders

1. A special meeting of shareholders of the ING Growth Opportunities Fund was held on April 15, 2004, to approve an Agreement and Plan of Reorganization with and into the ING MidCap Opportunities Fund.

                                        Shares voted
                                        against or                 Total Shares
      Shares voted for                  withheld                   voted
      ----------------                  --------                   -----

      7,030,332.836                     96,596.275                 7,225,814.891